UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



                          For the month of March, 2002

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                 (Translation of registrant's name into English)
             1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F) Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934). Yes [ ]No [X]

                        --------------------------------

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Attached hereto are (i) a copy of the registrant's Notice of Special Meeting and
Proxy Statement (the "Proxy Statement") with respect to the registrant's Special Meeting of Shareholders to be held on March 27, 2002 and (ii) a copy of a Supplemental Letter to the Proxy Statement.

Exhibit 99.1 -- Notice of Special Meeting and Proxy Statement with respect to the Special Meeting of Shareholders to be held on March 27, 2002

Exhibit 99.2 -- Supplemental Letter to the Proxy Statement with respect to the Special Meeting of Shareholders to be held on March 27, 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    CAPITAL ENVIRONMENTAL
                                      RESOURCE INC.



Date: March 12, 2002                By:     /s/ Thomas E. Durkin
                                       -----------------------------------------
                                       Thomas E. Durkin, III
                                       Senior Vice President and General Counsel